Exhibit 99.(a)(1)(H)

Stock Option - IRC §409A Problem Zoran Tender Offer Solution June 1, 2007

Meeting Objectives Understand The IRC §409A issue What Zoran is doing to fix affected options Your choices Review your next steps

Why are we here today? Zoran has determined that a recent tax law change affects stock options that you hold Zoran tender offer solution eliminates the tax problem, if you elect to participate If you do not participate, you may have adverse personal tax consequences

Tax Law Change:  §409A §409A is a set of operating rules for items considered “deferred compensation” Some stock options are now considered “deferred compensation” Consequences of §409A treatment: Income tax due upon vesting, even if no exercise 20% additional federal tax on the spread between the fair market value and the exercise price Similar state taxes (20% in CA) Interest penalty

Which options are affected by §409A? Option granted at a price below fair market value of our common stock on the actual grant date. Only for any portion of an option that vests AFTER 12/31/04.

What is the solution?

Tender Offer for Unexercised Options Zoran will commence a tender offer – a formal offer to amend outstanding stock options affected by §409A. Zoran will notify you when that tender offer commences. We will deliver the actual tender offer documents to all affected employees when the tender offer commences.  We advise you to read the tender statement when it is available because it will contain important information relating to your stock options.

Eligibility to Participate in Tender Offer Must be an employee at the expiration of the tender offer and subject to U.S. income taxation. Must hold an Eligible Option (Zoran will notify you and identify the option). Zoran’s executive officers and members of the board of directors are NOT eligible to participate.

Which options are Eligible Options? 2 groups of Eligible Options: Remeasured Options - Stock options where the original grant date cannot be supported for accounting purposes, and a different measurement date has been assigned Oak Options - Nonqualified stock options that were granted to former employees of Teralogic when they joined Oak Technology, with an exercise price intentionally set below the fair market value of the stock on the date of grant per the terms of the merger agreement

Example of Remeasured Option: Option to purchase 20,000 shares Original grant date: August 9, 2002 Exercise price: $12.36 New measurement date: August 20, 2002 Fair market value on measurement date: $15.08 Vested as of December 31, 2004: 11,667 shares RESULT:  Portion vested as of December 31, 2004 (11,667 shares) is not subject to §409A and is not eligible for tender Portion vesting after December 31, 2004 (8,333 shares) is subject to §409A and is eligible for tender

Example of Oak Option: Option to purchase 6,666 shares Original grant date: October 28, 2002 Exercise price: $2.9403 Reflects adjustments made when Zoran assumed these options Intentionally set below fair market value on date of grant by terms of merger agreement Fair market value on date of grant: $5.0975 Vested as of December 31, 2004: 2,773 shares RESULT:  Portion vested as of December 31, 2004 (2,773 shares) is not subject to §409A and is not eligible for tender Portion vesting after December 31, 2004 (3,893 shares) is subject to §409A and is eligible for tender

Tender Offer for Unexercised Options Amend Eligible Option to increase exercise price, AND Cash bonus equal to the amount of the increase in the exercise price of Eligible Option

Amendment of Eligible Options Amend to increase the option price Option exercise price increased to the fair market value on the measurement date Adjusted exercise price only on the portion of the option that vests after December 31, 2004  All other terms remain the same (including the number of shares, vesting schedule and expiration date)

Payment of Cash Bonus Pay cash bonus to option holder Equal to the difference between the adjusted option price and original option price Paid in the first payroll period in January 2008 per IRS requirement Paid regardless of whether you are a Zoran employee at that time

Example Option for 20,000 shares granted on August 9, 2002 exercise price of $12.36 fair market value on measurement date of $15.08 8,333 shares unvested as of December 31, 2004 Option Amendment: 11,667 shares vested as of December 31, 2004 – NO CHANGE 8,333 shares unvested as of December 31, 2004: amended exercise price of $15.08 no change to expiration date or vesting schedule Cash Bonus: Employee receives cash bonus of $22,666 = 8,333 shares x ($15.08 - $12.36) bonus subject to withholding paid in January 2008

What if I do nothing? Tax Impact: Income taxation based on spread between fair market value and grant price, measured upon vesting, even if no exercise 20% additional federal tax on deemed income 20% additional California tax on deemed income Potentially other state additional taxes Interest & penalties for unpaid income tax Tender offer is a one-time offer to prevent future adverse tax consequences.

How do I participate?

Tender Offer Expected Timeline Tender Offer Begins: June 1, 2007 Tender Offer Ends:  July 2, 2007 All elections MUST be received by 11:59PM Pacific Time on the expiration date Late submissions will not be accepted Option Amendment:  July 3, 2007 How to submit your election: fax to the attention of Karen Pereira at (408) 523-6541; by email to karen.pereira@zoran.com; or hand delivery to Karen Pereira Confirming statement will be sent to you upon receipt of your election

What if I still have questions? Any questions should be directed to Karen Pereira at (408) 523-6596 or karen.pereira@zoran.com.

Tax Advice Taxation of stock option transactions can be very complicated.  Zoran policy prohibits any employees from providing personal income tax advice to any other employee. This presentation is general and you should consult with your personal tax advisor for advice relevant to your specific situation.

Circular 230 Disclaimer Notice Any tax advice included in this presentation was not intended or written to be used, and it cannot be used by the taxpayer, for the purpose of avoiding any penalties that may be imposed by any governmental taxing authority or agency; This tax advice was written to support the promotion of the matter addressed by the presentation; and The taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.